For Immediate Release

Bell Canada to redeem Series M-21 debentures due December 2015

MONTRÉAL, October 1, 2015 – Bell Canada today announced that it will redeem on November 2, 2015, prior to maturity, all of its outstanding $1,000,000,000 principal amount of 3.60% Debentures, Series M-21, due December 2, 2015 (“Series M-21 Debentures”).

The Series M-21 Debentures will be redeemed at a price equal to $1,002.280 per $1,000 of principal amount of debentures plus $15.090 for accrued and unpaid interest up to, but excluding, the date of redemption.

Registered holders of Series M-21 Debentures will receive a notice providing the details of this redemption, including where to present their debentures for payment.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”